Exhibit 99.3

March 2, 2022	Norton Rose Fulbright Canada LLP 400 3rd Avenue SW, Suite 3700 Calgary, Alberta T2P 4H2 ANADA F: +1 403.264.5973 nortonrosefulbright.com

TransCanada Trust

TransCanada PipeLines Limited

450 – 1 Street S.W.

Calgary, Alberta, Canada

T2P 5H1

Dear Sirs/Mesdames:

Re:	TransCanada PipeLines Limited and TransCanada Trust (collectively, the Issuers) Prospectus Supplement

We refer to the prospectus supplement dated March 2, 2022 included as part of the registration statement on Form F -10 (Registration No. 333-253333) of the Issuers relating to the offering of US$800,000,000 principal amount of unsecured, fixed-to-fixed rate subordinated Trust Notes – Series 2022-A due March 7, 2082 (the Prospectus Supplement).

We hereby consent to the references to our firm name on the cover page and under the headings "Interests of Experts", "Documents Filed as Part of the Registration Statement" and "Legal Matters" in the Prospectus Supplement. We also consent to the reference to our firm name and to the use of our opinion under the heading “Certain Canadian Federal Income Tax Considerations” of the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933 or the rules and regulations promulgated thereunder.

Yours truly,

(signed) “Norton Rose Fulbright Canada LLP”

Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP is a limited liability partnership established in Canada.

Norton Rose Fulbright Canada LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright South Africa Inc and Norton Rose Fulbright US LLP are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com.